UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 April 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Norway Post and TNT extend cooperation,

18 April 2005

18 April 2005

Norway Post and TNT extend cooperation

Norway Post and mail, express and logistics company TNT N.V. have signed a co-operation agreement outlining the two parties' continued close cooperation.

The cooperation between Norway Post and TNT is based on an agreement both companies entered into in May 2004 to jointly provide international express products to Norwegian customers. The companies now announce their ambition to extend their cooperation to include other product areas.

Mr. Kaare Frydenberg, CEO of Norway Post, and Mr. Peter Bakker, CEO of TNT, signed the Cooperation Agreement today in the Netherlands. This includes an agreement to immediately set up a task force to explore potential areas of mutually beneficial co-operation in mail, mail related services, express and logistics services.

Norway Post has looked for an international partner in order to meet its customers' needs for global solutions. TNT wishes to expand its network with a partner in the Norwegian and Nordic market for its business customers. By benefiting from synergies and mutual strengths, Norway Post and TNT will be able to further improve both parties' services to their Norwegian and Nordic customers.

Kaare Frydenberg, CEO of Norway Post commented: "Our experience with TNT and our cooperation in respect of the express service has been good. We now wish to build on this and develop closer cooperation in several areas, with a view to strengthening our international services to our customers."

Mr. Peter Bakker, CEO of TNT, is delighted to announce the co-operation with Norway Post: "This is another significant step in our international strategy. The combined benefits of the agreement will allow us to extend our reach within the region by offering our customers a wider ranging and more competitive service. We can also jointly explore other areas of international growth together."

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Posten Norge AS
The Norway Post Group is one of Norway's largest companies with activities all over the country. Norway Post's strategy is to strengthen the company in an exposed market, with a basis in its fulfilment of the licensing requirement, and to develop Norway Post into a leading service provider in Norway. Norway Post wishes to become a leading provider of communications and logistics services in Norway. In the other Nordic countries, Norway Post pursues a niche strategy and is engaged in the distribution of mail, express services and electronic services supporting physical distribution. Outside the Nordic area, Norway Post's strategy is to cooperate with international players capable of securing Norway Post access to international networks and to help ensure that traffic from abroad is distributed through Norway Post's network in Norway. Norway Post reported sales of NOK 18 billion, NOK 1.6 billion of which came from activities outside Norway.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TNT Media Relations

Date: 19 April 2005